1 1 VEON 2Q23 TRADING UPDATE Amsterdam, 3 August 2023 STRONG RESULTS FULL-YEAR REVENUE GUIDANCE RAISED

AGENDA

VEON

1. OPENING	Nik Kershaw
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. TRADING RESULTS	Joop Brakenhoff
4. CLOSING REMARKS	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Joop Brakenhoff

2

3 3 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE CONFLICT The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although our Russian operations are now classified as ‘held for sale’ and ‘discontinued operations’ and do not contribute to our comparison base or actual reported numbers in this release (except as specifically stated), our operations in Ukraine continue to be affected by the conflict. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine have had a significant impact on the Company’s operations and business plans in Russia and Ukraine and may continue to have a significant impact on the Company’s operations and business plans in Ukraine. During the six months ended 30 June 2023, we recorded significant impairment charges related to the Russian operations. However, we may need to record future impairment charges, which could be significant if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements.

4 4 DISCLAIMER VEON’s results presented in this trading update are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this trading update is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this trading update have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This trading update contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; completion of VEON’s sale of its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this trading update are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 24 July 2023 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. The sale of VEON’s Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

AGENDA

VEON

1. OPENING	Nik Kershaw
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. TRADING RESULTS	Joop Brakenhoff
4. CLOSING REMARKS	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Joop Brakenhoff

5

2Q23 HIGHLIGHTS

VEON

TOTAL REVENUE
$916mn
-4.3% YoY
+19.6% YoY
local currency

Accelerating local currency growth

SERVICE REVENUE
$882mn
-4.0% YoY
+19.6% YoY
local currency

Supported by strong growth in Multiplay and Double-play 4G segments

EBITDA
$415mn
-10.6% YoY
+13.6% YoY
local currency

Excluding one-offs, normalised EBITDA is up 20.3% in local currency

CAPEX
$171mn
-16.6% YoY

2Q23 Capex intensity at 18.7%

GROUP CASH
$2,403mn
$1,968mn
at HQ

Strong liquidity position

4G USERS
88mn
+15.9% YoY

Solid growth in 4G users reaching 56.8% penetration

Note: Amounts, 4G users and YoY performance exclude Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in 4Q22. Group cash does not include c.USD 53 million relating to banking operations in Pakistan

6

7 7 ACCELERATING TOP LINE, GROWING ABOVE INFLATION Note: Group revenue YoY performance is normalised for one-offs 9.4% 13.9% 13.1% 13.0% 15.4% 15.3% 19.6% 8.2% 13.5% 16.6% 16.0% 18.1% 19.0% 20.6% 12.5% 15.1% 3.9% 5.2% 8.7% 6.0% 16.8% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 Group Group, excl. Ukraine Ukraine Weighted annual inflation, excl. Ukraine REVENUE PERFORMANCE YoY in local currency +7.8%+7.0% +13.1% +14.4%+11.6% +13.9%+16.6%

8 8 2Q23 GROUP EBITDA (NORMALISED) +20.3% YOY IN LOCAL CURRENCY Note: EBITDA in Kazakhstan, Uzbekistan and Kyrgyzstan was impacted by extraordinary non-recurring items in 2Q22 and 2Q23 as noted in the Country Performance section of the 2Q23 trading update. YoY growth in local currency for Group EBITDA and EBITDA in these operations is normalised accordingly. +22.8% +23.4% EBITDA +19.2% +19.8% EBITDA +17.4% +17.9% EBITDA +20.9% -37.9% EBITDA +22.3% -0.7% EBITDA PAKISTAN KAZAKHSTAN BANGLADESH UZBEKISTAN KYRGYZSTAN +11.6% EBITDA UKRAINE +16.5% Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue +26.2% EBITDA norm. +8.3% EBITDA norm. +36.2% EBITDA norm.

4G GROWTH DRIVING REVENUES

VEON

Mobile customer base

156mn mobile subscribers
-0.6% YoY

Mobile ARPU growth across all markets

+8.9% to +27.4% YoY
in local currency

Network expansion focused on speed and quality

60k 4G Sites
+15.6% YoY

Steady growth in 4G uptake

4G users and penetration
(3 month active, million)



41.3%
48.7%
56.8%
61.3
76.4
88.5
2Q21
2Q22
2Q23

+15.9% 4G users YoY growth

+8.1p.p. 4G penetration YoY growth

Revenues from 4G users drive top line growth

Multiplay and Doubleplay 4G (B2C) revenue
(USD million)



Multiplay
2Play 4G
181.8
185.8
194.5
222.6
185.3
268.0
2Q21
2Q22
2Q23

+45.7% Multiplay segment YoY revenue growth in local currency

+14.5% 4G double play segment YoY revenue growth in local currency

Note: 2Q21 and 2Q22 4G users and revenues on this slide exclude Georgia, which was sold in June 2022, and Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in 4Q22
Multiplay – Multiplay 4G segment, 2play 4G – Doubleplay 4G segment

9

UKRAINE
Keeping Ukraine connected and investing in its future

KYIVSTAR VEON

2Q23 RESULTS AND YOY TRENDS

TOTAL REVENUE
8.6bn
UAH
+16.8%

SERVICE REVENUE
8.5bn
UAH
+16.5%

EBITDA
5.1bn
UAH
+11.6%

CAPEX
1.4bn
UAH
+35.1%

SERVICE REVENUE AND YOY TRENDS

(UAH Billion)


+18.0%
+3.9%
+16.5%
7.1
7.3
8.5
2Q21
2Q22
2Q23

4G USERS AND PENETRATION

(3 month active, million)


40%
47%
54%
10.3
11.6
13.1
2Q21
2Q22
2Q23

MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C)[1]

(UAH billion)


Multiplay
2Play 4G
1.9
0.8
2.1
1.1
2.8
1.6
2Q21
2Q22
2Q23

- Kyivstar and VEON announced their commitment to invest the equivalent of USD 600 million in the recovery of Ukraine over the next three years
- Around 94% of the Kyivstar network remained operational at the end of 2Q23 as team remains focused on keeping Ukraine connected
- Kyivstar continues to support its employees and the community, including the demining and recovery initiatives in Ukraine with UAH 92 million in 2Q23
- Kyivstar remains focused on its "4G everywhere" with 80 settlements connected to 4G network, more than 1,800 4G base stations installed and upgraded in 2Q23
- Helsi, the country's largest digital healthcare platform closed the quarter with over 25 million registered users and 1.8 million monthly active users

1. Revenue share and subscriber numbers based on the mobile B2C segment

10

11 11 HELSI The largest digital healthcare platform in Ukraine Users registered in the system 25 million Active healthcare institutions 2,200 Active doctors and specialists 34,000 Appointments in 2Q23 1.8 million

12 12 PAKISTAN Growth above 20% in both revenue and EBITDA, gaining market share • Revenue growth above 20%, despite challenging macroeconomic environment, as Jazz continues to execute on its Digital Operator strategy (“DO1440”) • Encouraging momentum in our fintech offering with accelerating growth in service revenue in Mobilink Microfinance Bank (2.0 times YoY) and JazzCash (+98.3% YoY) • EBITDA up 23.4% YoY supported by strong topline and focused cost control across the business • Multiplay customers up 15.8% YoY reaching 23.2% of monthly active users with ARPU 3.0 times higher than voice-only users and delivering nearly half of B2C segment revenues 2Q23 RESULTS AND YOY TRENDS SERVICE REVENUE 70.8bn +22.8% 10.2bn -9.2% PKR PKR 52.5 57.7 70.8 2Q21 2Q22 2Q23 30.8 38.2 42.4 44% 51% 59% 2Q21 2Q22 2Q23 +22.8% CAPEX +20.8% +10.0% TOTAL REVENUE 77.6bn 36.7bn PKR +22.2% EBITDA +23.4% PKR 4G USERS AND PENETRATION (3 month active, million) SERVICE REVENUE AND YOY TRENDS (PKR Billion) 13.0 16.6 23.1 7.0 8.1 8.4 2Q21 2Q22 2Q23 Multiplay 2Play 4G MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C)1 (PKR billion)

13 13 JAZZCASH The most popular mobile financial services app in Pakistan MAU 14.7 million -9.0% YoY Active merchants 192,000 +22.1% YoY LTM Gross Transaction Value PKR 4.9 trillion +33.2% YoY LTM # of transactions 2.0 billion +0.7% YoY Daily average # of issued loans 55,000

14 14 KAZAKHSTAN DO1440 momentum delivers strong revenue and EBITDA growth • Strong execution of Digital Operator strategy results in market share gains, continued NPS leadership • Revenue growth of 19.4% driven by higher ARPU, growing customer base and strong consumption of data and digital services • Revenue was impacted by prior period adjustment. Normalized for this one-off, revenue grew by +20.8% YoY, recording the 9th consecutive quarter of YoY growth above 20% • In 2Q22, EBITDA was positively impacted by reclassification of KZT 2.0 bn charitable donation. Adjusting for this, normalised EBITDA in 2Q23 is up by 26.2% YoY • Beeline Kazakhstan reached 71.0% 4G penetration, with 27.6% YoY growth in multiplay customers and 50.7% YoY growth in revenues from multiplay segment 57.3 68.6 81.8 2Q21 2Q22 2Q23 5.7 7.1 7.7 59% 69% 71% 2Q21 2Q22 2Q23 +24.4% +19.6% +19.2% 4G USERS AND PENETRATION (3 month active, million) SERVICE REVENUE AND YOY TRENDS (KZT Billion) 2Q23 RESULTS AND YOY TRENDS SERVICE REVENUE 81.8bn +19.2% 11.6bn +36.0% KZT KZT CAPEX TOTAL REVENUE 84.5bn 46.8bn KZT +19.4% EBITDA +19.8% KZT MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C)1 (KZT billion) 12.9 20.0 30.2 13.0 14.1 14.8 2Q21 2Q22 2Q23 Multiplay 2Play 4G

15 15 IZI First digital-only mobile operator in Kazakhstan MAU of IZI app 415,000 4.4x YoY non-Beeline Kazakhstan users of IZI app 50.2% Monthly active mobile customers 191,000 +57% YoY ARPU of IZI customers with digital experience KZT 1,682 4.5 times higher than non-app IZI customers

BANGLADESH
High double-digit growth gaining further market share

VEON
banglalink

2Q23 RESULTS AND YOY TRENDS

TOTAL REVENUE
15.4bn BDT
+17.1%

SERVICE REVENUE
15.2bn BDT
+17.4%

EBITDA
5.8bn BDT
+17.9%

CAPEX
4.0bn BDT
-21.1%

SERVICE REVENUE AND YOY TRENDS

(BDT Billion)


+7.0%
+11.2%
+17.4%
11.6
12.9
15.2
2Q21
2Q22
2Q23

4G USERS AND PENETRATION

(3 month active, million)


29%
37%
46%
9.9
13.5
18.1
2Q21
2Q22
2Q23

MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C)[1]

(BDT billion)


Multiplay
2Play 4G
2.1
1.3
2.7
2.3
2.6
4.1
2Q21
2Q22
2Q23

- Successful network rollout and execution of Digital Operator strategy saw the fifth consecutive quarter of double-digit revenue growth with further gains in revenue and subs market share
- Following one year of strong revenue performance, Banglalink reported its second quarter of double-digit growth in EBITDA as the network investment and market expansion delivers results
- EBITDA increased by 17.9% YoY despite the marked increase in electricity tariffs and fuel prices as strong focus on cost control and inflationary pricing is delivering results
- Subscriber base reached 39.1 million in 2Q23 (+7.9% YoY) with 4.8 million Multiplay customers (+79.5% YoY) supporting 82.8% YoY growth in revenues in multiplay segment

16

17 17 TOFFEE The largest mobile entertainment platform in Bangladesh MAU 9.0 million +31.9% YoY non-Banglalink users of Toffee 67.9% Total # of sessions 128.3 million +41.2% YoY ARPU of Banglalink customers watching Toffee BDT 310 2.8 times higher than single play voice customers

18 18 UZBEKISTAN Sixth consecutive quarter of topline growth above 20% • Beeline Uzbekistan delivered its sixth consecutive quarter of topline growth above 20%, gaining further market share and improving its NPS position • Revenue growth of 20.9% driven by double-digit growth in the customer base, 23.6% YoY increase in 4G users and higher data usage up 36.6% YoY • EBITDA was down by 37.9% YoY, impacted by extraordinary one-offs in 2Q22 and 2Q23. Adjusted for these one-offs, EBITDA was up by 8.3% YoY impacted by regulatory costs. • Beeline Uzbekistan reached 69.3% 4G penetration, moving closer to VEON’s target of 70% 4G penetration in the customer base • Beeline Uzbekistan reported 27.9% YoY growth in multiplay customers contributing 56.6% of B2C revenues during 2Q23 494.3 619.8 749.3 2Q21 2Q22 2Q23 3.6 4.8 6.0 54% 62% 69% 2Q21 2Q22 2Q23 +3.2% +25.4% +20.9% 4G USERS AND PENETRATION (3 month active, million) SERVICE REVENUE AND YOY TRENDS (UZS Billion) 2Q23 RESULTS AND YOY TRENDS SERVICE REVENUE 749bn +20.9% 326bn -16.5% UZS UZS CAPEX TOTAL REVENUE 750bn 312bn UZS +20.9% EBITDA -37.9% UZS MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C)1 (UZS billion) 207.0 277.4 378.7 91.3 160.0 174.4 2Q21 2Q22 2Q23 Multiplay 2Play 4G

19 19 OUR STRATEGIC DIGITAL PLATFORMS Offer new experiences to our customers by adding adjacent services Tamasha Toffee BeeTV Helsi JazzCash Simply MyBL IZI BIP Pakistan Bangladesh Kazakhstan Ukraine Pakistan Kazakhstan Bangladesh Kazakhstan Pakistan 2Q23 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 4.3 2.6x 9.0 31.9% 0.7 24.7% 1.8 - 14.7 -9.0% 0.3 2.2x 6.9 62.9% 0.4 4.4x 0.9 - MAU mobile users (million) 4.3 2.6x 9.0 31.9% 0.5 32.5% 0.8 - 6.4 -1.6% 0.3 2.2x 6.9 63.2% 0.4 4.4x 0.9 - Average DAU (million) 0.5 2.1x 1.6 -46.0% 0.1 4.5x 0.2 - 3.0 -14.8% 38k 67.3% 1.6 n.a. 41k 2.9x 50k - Total Usage Time on App (billion min) 1.6 4.2x 1.3 -19.8% 1.3 3.5x - - - - - - 86 n.a. - - - - Total Transaction Value (billion LCCY) - - - - - - - - 1,378 38.1% 84.6 2.5x - - - - - - App Store Ratings (Google Play) 4.0 4.1 3.4 4.6 4.5 3.8 3.9 3.8 4.0

SALE OF RUSSIAN OPERATIONS ANNOUNCED ON 24 NOVEMBER 2022

VEON

Represents the optimal solution for all stakeholders

1	Timeline	• Russian regulatory approval received on 7 February 2023 • Submission for cancellation of VEON's Eurobonds held by PJSC VimpelCom on 30 May 2023 to Euroclear, Clearstream and registrars
2	Transaction details	• As at Dec'22, expected EV c.USD 5.0bn, EV/2022 EBITDA of c.3x • As at Jun'23, PJSC VimpelCom has independently acquired USD 1.6 billion of VEON Holdings B.V. notes
3	Capital structure and deleveraging	• In 2Q23, leverage of the Group reduced to 1.68x (post-IFR16) - a material deleveraging
4	Status and next steps	• Engaging with European regulatory authorities • Evaluating alternative options to protect interest of all stakeholders

Note: See "Disclaimer" on slide 4 above for a discussion of factors that could cause actual results to differ from expectations.

20

AGENDA

VEON

1. OPENING	Nik Kershaw
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. TRADING RESULTS	Joop Brakenhoff
4. CLOSING REMARKS	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Joop Brakenhoff

21

22 22 2022 DELIVERS STRONG GROWTH IN CONTINUING OPERATIONS Note: for more information, please refer to form 20-F for financial year 2022 published on 24 July 2023 on VEON web site: https://www.veon.com VEON Ltd., audited (USD millions, except per share amounts) 2021 2022 Total operating revenues 3,850 3,755 EBITDA 1,840 1,747 Operating profit 1,023 1,163 Profit / (loss) before tax 464 802 Profit / (loss) from continuing operations 120 733 Profit / (loss) after tax from discontinued operations and disposals of discontinued operations 681 (742) (Loss) / profit for the period 801 (9) Attributable to: The owners of the parent (continuing operations) 75 656 The owners of the parent (discontinued operations) 599 (818) Non-controlling interest 127 153 Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent, thereof $0.38 ($0.09) From continuing operations $0.04 $0.37 From discontinued operations $0.34 ($0.46)

1H23 HIGHLIGHTS

VEON

TOTAL REVENUE
$1,800mn
-6.5% YoY
+17.5% YoY
local currency

Revised FY2023 local currency guidance to 16%-19%

SERVICE REVENUE
$1,734mn
-6.0% YoY
+17.8% YoY
local currency

Growth supported by inflationary pricing

EBITDA
$800mn
-12.0% YoY
+12.5% YoY
local currency

EBITDA margin at 44.5% with continued focus on cost control

CAPEX
$262mn
-31.6% YoY

1H23 Capex intensity trending lower YoY to 14.5%

GROSS DEBT[1]
$5,161mn
-57.9% YoY

Marked reduction following the announcement of sale of Russian operations

NET DEBT[1]
$2,753mn
-72.4% YoY

HQ net debt reduced to USD 1.7 billion as PJSC VimpelCom purchased bonds

1. Amounts exclude Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in 4Q22

23

2Q23 REVENUES
Accelerating local currency revenue growth

VEON

2Q23 results YoY trends

TOTAL REVENUE
$916mn
-4.3%
+19.6%
local currency

SERVICE REVENUE
$882mn
-4.0%
+19.6%
local currency

Note: Countries' revenues are in constant currency

REVENUE IN 2Q23
(USD million)



398
294
191
174
67
15
(3)
1,136
(220)
916
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group in constant currency
FX impact
Group

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group in constant currency
Total revenue	+22.2%	+16.8%	+19.4%	+17.1%	+20.9%	+22.2%		**+19.6%**
Service revenue	+22.8%	+16.5%	+19.2%	+17.4%	+20.9%	+22.3%		**+19.6%**

- Reported revenue growth for the Group was impacted by significant YoY depreciation of local currencies particularly in Pakistan, Ukraine and Bangladesh
- Revenue growth in Kazakhstan was impacted by prior period adjustment of c.USD 2.0 million, and the normalised Kazakhstan growth rate for total revenue is 20.8% YoY
- Excluding the one-off, normalised Group total revenue and service revenue increased by 19.8% YoY in local currency

24

2Q23 EBITDA AND EBITDA MARGIN
Acceleration in local currency EBITDA

VEON

2Q23 results YoY trends

EBITDA
$415mn
-10.6%
+13.6% local currency

EBITDA MARGIN
45.3%
-3.2 p.p.

EBITDA IN 2Q23
(USD million)



188
174
106
66
28
6
(43)
523
(108)
415
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group in constant currency
FX impact
Group

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group in constant currency
Local currency YoY growth	+23.4%	+11.6%	+19.8%	+17.9%	-37.9%	-0.7%		**+13.6%**
Local currency YoY growth normalised			+26.2%		+8.3%	+36.2%		**+20.3%**

- Inflation rose across operations negatively impacting energy costs which increased +c.54% YoY for the Group
- EBITDA in Kazakhstan, Uzbekistan and Kyrgyzstan was impacted by extra-ordinary one-offs in 2Q22 and in 2Q23
- Excluding these one-offs, normalised Group EBITDA increased by 20.3% YoY in local currency

Note: Countries' EBITDA are in constant currency

25

2Q23 DEBT AND LIQUIDITY UPDATE

VEON

30 Jun 2023 vs. 31 Mar 2023

LEVERAGE INCL. LEASES	LEVERAGE EXCL. LEASES
1.68x	1.34x
1.61x in 1Q23	1.29x in 1Q23

GROSS DEBT	NET DEBT
$5.2bn	$2.8bn
-9.7% QoQ	+1.7% QoQ

CASH

- Total cash USD 2.4 billion, excluding banking operations in Pakistan, with USD 2.0 billion held at the HQ level
- Operations remain self-funding

DEBT

- VEON was informed that, as of 30 June 2023, PJSC VimpelCom has independently acquired USD 1.6 billion of VEON Holdings B.V. notes to satisfy certain Russian regulatory obligations. PJSC VimpelCom has funded the purchase primarily by issuing new ruble-denominated notes of longer maturity
- Following the purchase of the notes by PJSC VimpelCom, HQ external net debt has declined to USD 1.7 billion
- The amendments to the 2023 Notes pursuant to the Scheme of Arrangement have been implemented after receiving the required licenses
- The Put Option for 2023 Notes was completed in April with holders of USD 459 million of 2023 notes exercising the put

26

27 27 Note: PKR and Total cash amounts exclude c.USD 53 million relating to banking operations in Pakistan; PJSC VimpelCom data reflects operations based within Russia alone and excludes intercompany debt; Lease liabilities in Russia are related to towers, shops and other “right-of-use” assets • Total gross debt excluding leases USD 4,324 million • USD 1,968 million cash at HQ level (>99% of HQ cash is in USD and EUR) • Group leverage – 1.68x, Group leverage excluding leases – 1.34x; PJSC VimpelCom’s post-IFRS 16 leverage – 2.65x • VEON was informed that, as of 30 June 2023, PJSC VimpelCom has independently acquired USD 1.6 billion of VEON Holdings' notes to satisfy certain Russian regulatory obligations. PJSC VimpelCom has funded the purchase primarily by issuing new ruble- denominated notes of longer maturity GROUP DEBT AND LIQUIDITY AS OF 30 JUNE 2023 Currency mix (USD equivalent, million) Gross debt Capitalised leases Gross debt excluding leases Cash Net debt excluding leases USD / EUR 3,388 9 3,379 2,099 1,280 RUB 284 - 284 1 283 PKR 774 215 559 17 542 BDT 417 323 94 71 23 UAH 172 172 - 149 (149) Other 127 119 8 66 (58) Total 5,162 838 4,324 2,403 1,921 PJSC VimpelCom (classified as ‘held for sale’) 3,870 1,444 2,426 202 2,223

28 28 DEBT MATURITY 1. As of 30 June 2023 Note: Cash amount excludes c.USD 53 million relating to banking operations in Pakistan DEBT MATURITY SCHEDULE AS OF 31 JUNE 2023 (USD billion) • USD 494 million of debt maturing in next 12 months, excluding RCF • USD 1,055 million outstanding under the RCF, can be rolled over until the final maturity of the RCF: USD 250 million and USD 805 million of the total commitments under RCF matures in 2024 and 2025 respectively 1 0.91 1.06 0.43 Cash and cash equivalents (USD billion) Operating companies Headquarters (RCF) Headquarters (other) 2.4 0.25 0.81 0.25 0.56 1.83 0.19 1.26 0.06 0.05 0.13 2023 2024 2025 2026 2027 2028 2029 >2029 USD RUB PKR BDT UAH OTHER RCF

29 29 DEBT MANAGEMENT UPDATE • The higher cost of debt vs.1Q23 was impacted by the increased interest rates on floating USD and PKR debt • Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (average USD cost 5.0%). Average debt maturity excluding RCF is 2.7 • Amendments to the 2023 notes pursuant to the Scheme of Arrangement have been implemented and the maturity dates of the February 2023 and April 2023 notes are now moved to October and December 2023, respectively • The 2023 Put Option closed on 19 April 2023 with holders of USD 165 million of the October 2023 notes, and holders of USD 294 million of the December 2023 notes exercising the put option • The Notes accepted for repurchase pursuant to the 2023 Put Option were repurchased by the Issuer on 26 April 2023 and cancelled on 27 April 2023 AVERAGE COST OF DEBT (%) AVERAGE MATURITY OF DEBT (years) 5.9% 6.1% 6.3% 6.9% 7.7% 7.0% 6.8% 6.7% 7.0% 7.4% 5.0% 5.0% 5.0% 5.0% 4.6% 4.6% 4.6% 5.1% 5.1% 5.0% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 Average cost of debt, total Average cost of USD debt 3.4 3.3 3.2 3.3 3.3 3.2 2.9 2.7 2.7 2.7 3.0 2.7 2.4 2.3 2.4 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 Debt maturity excluding RCF Debt maturity with RCF

AGENDA

VEON

1. OPENING	Nik Kershaw
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. TRADING RESULTS	Joop Brakenhoff
4. CLOSING REMARKS	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Joop Brakenhoff

30

31 31 2023 OUTLOOK We have raised our full-year revenue guidance • Following the strong YTD local currency performance in revenue, we have raised our guidance for 2023 local currency revenue growth to 16-19%, and EBITDA growth remains at 10-14% • EBITDA growth was impacted by a number of one-off items, adjusting for these and the material one- off in Pakistan in 4Q22, local currency EBITDA guidance would be 15%-17% • VEON’s 2023 outlook for the Group’s capex intensity is in the range of 18%-20% 1. Communicated with preliminary 4Q22 and FY22 results on 16 March 2023 and 1Q23 trading update on 4 May 2023 Note: See “Disclaimer” on slide 4 above for a discussion of factors that could cause actual results to differ from expectations. FY 2023 Guidance1 1H23 Actual FY 2023 Guidance Total Revenue, YoY in local currency 10%-14% growth +17.5% 16%-19% growth (revised) EBITDA, YoY in local currency 10%-14% growth +12.5% 10%-14% growth LTM Capex intensity 18%-20% 19.6% 18%-20%

32 32 2023 AMBITIONS We are progressing towards our full-year ambitions 1 Driving growth and expanding margin Focus on capital structure Russia sale • Execution on “4G for all” and “Digital Operator” • Disciplined inflationary pricing • Leaner HQ Management Team, smaller Board of Directors • Scheme of Arrangement was completed • Material deleveraging of the Group • Aim to conclude Russia sale transaction 2 3 Executing on asset-light portfolio • Continued work on monetizing towers assets4 Unlocking shareholder value • Concluding Russia sale transaction, monetizing towers assets, optimizing capital structure, assessing local listings, considering strategic investors for our digital assets 5

33 33 Q&A VEON 2Q23 EARNINGS RELEASE

34 34 THANK YOU! ir@veon.com Tel: +31 (0)20 79 77 200 VEON 2Q23 EARNINGS RELEASE

35 35 APPENDIX VEON 2Q23 EARNINGS RELEASE

36 36 DIGITAL OPERATOR STRATEGY DELIVERING RESULTS R E A D P A Y ARPU Multiple Churn Impact 1. Revenue share and subscriber numbers based on the mobile B2C segment Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay customers Multiplay customers (B2C) 25% 32% 40% 13% 17% 22% 2Q21 2Q22 2Q23 Single play and no play revenue Double play revenue Multiplay revenue Share of multiplay customers 1.0x 3.4x 3.7x Voice only 2play 4G Multiplay 1.0x 0.7x 0.6x Voice only 2play 4G Multiplay

2Q23 REVENUES

VEON

2Q23 results YoY trends

TOTAL REVENUE
$916mn
-4.3%
+19.6%
local currency

SERVICE REVENUE
$882mn
-4.0%
+19.6%
local currency

Note: Countries' revenues are in constant currency

REVENUE IN 2Q23
(USD million)


271
235
188
144
66
14
(2)
916
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group
Total revenue	+22.2%	+16.8%	+19.4%	+17.1%	+20.9%	+22.2%		**+19.6%**
Service revenue	+22.8%	+16.5%	+19.2%	+17.4%	+20.9%	+22.3%		**+19.6%**

- Reported revenue growth for the Group was impacted by significant YoY depreciation of local currencies particularly in Pakistan, Ukraine and Bangladesh
- Revenues in Kazakhstan were impacted by prior periods adjustment of c.USD 2.0 million, and therefore the normalised growth rate for total revenue is 20.8% YoY, for service revenue +20.6% YoY
- Excluding the Kazakhstan one-off, normalised Group total revenue and service revenue increased by 19.8% YoY in local currency

37

2Q23 EBITDA AND EBITDA MARGIN

VEON

2Q23 results YoY trends

EBITDA

$415mn

-10.6%

+13.6%
local currency

EBITDA MARGIN

45.3%

-3.2 p.p.

EBITDA IN 2Q23
(USD million)


128
139
104
54
27
5
(43)
415
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group
Local currency YoY growth	+23.4%	+11.6%	+19.8%	+17.9%	-37.9%	-0.7%		**+13.6%**
Local currency YoY growth normalised			+26.2%		+2.2%	+36.2%		**+20.0%**

- Inflation rose across operations negatively impacting energy costs which increased +c.54% YoY for the Group
- EBITDA in Kazakhstan, Uzbekistan and Kyrgyzstan was impacted by extra-ordinary one-offs in 2Q22 and in 2Q23
- Excluding these one-offs, normalised Group EBITDA increased by 20.0% YoY in local currency

Note: Countries' EBITDA are in constant currency

38

39 39 DEBT BY ENTITY1 1. Excluding lease liabilities 30 JUNE 2023 (USD MILLION EQUIVALENT) Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts and other Total VEON Holdings B.V. 2,575 1,055 - 3,630 Pakistan Mobile Communications Limited - 533 12 545 Banglalink Digital Communications Ltd. - 102 - 102 Other 7 8 32 47 Total 2,582 1,698 44 4,324 PJSC VimpelCom (classified as ‘held for sale’) 1,392 1,034 - 2,426

40 40 DEBT MATURITY Debt maturity schedule 2023-2024 as of 30 June 2023 1. Assuming RCF rollover till maturity in March 2024 DEBT MATURITY SCHEDULE 2023-2024 (Millions) • USD 1,055 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024 (USD 250 million) and in 2025 (USD 805 million) Maturity period Sep 2023 Oct 2023 Dec 2023 2023 other Mar 2024 Mar 20241 Jun 2024 Sep 2024 2024 other Outstanding debt, USD equivalent 21 40 140 31 21 250 226 21 45 Outstanding debt, debt currency PKR 6,027 USD 40 USD 140 MIX PKR 6,027 USD 250 USD 226 PKR 6,027 MIX Entity Pakistan Mobile Communications Limited VEON Holdings B.V. VEON Holdings B.V. Other Pakistan Mobile Communications Limited VEON Holdings B.V. VEON Holdings B.V. Pakistan Mobile Communications Limited Other

41 41 LEASE LIABILITIES (PRINCIPAL) USD, million Local currency, million 30 June 2023 31 March 2023 30 June 2023 31 March 2023 Pakistan 215 197 61,809 55,735 Ukraine 172 161 6,274 5,872 Bangladesh 323 325 34,906 34,506 Kazakhstan 79 76 36,055 34,104 Uzbekistan 35 32 397,867 360,876 Kyrgyzstan 5 5 404 428 Headquarters 9 9 9 9 Total 838 804

42 42 UKRAINE REVENUE (UAH Billion) EBITDA1 (UAH Billion) 4G USERS AND PENETRATION (3 months active, million) +16.8% YoY +11.6% YoY 7.9 7.4 7.7 8.2 8.3 8.6 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 4.9 4.6 4.4 4.5 4.9 5.1 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 12.7 11.6 12.1 13.1 13.3 13.1 49% 47% 50% 53% 55% 54% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 # of 4G sites 4G population coverage Data Usage per subscriber VENTURES Kyivstar TV MAU DIGITAL OPERATOR Self-care app MAU 3.6mn (+17.9% YoY) INFRASTRUCTURE 17.8k (+24.8% YoY) 1.1mn (+35.0% YoY) ARPU 94.3% (+1.3p.p. YoY) UAH 110 (+22.6% YoY) 9.9Gb (+25.6% YoY) Total mobile subscribers # of physical sites 14.0k 24.1mn Multiplay customers (B2C), MAU 3.4mn 1. One-offs negatively impacting EBITDA: extraordinary charitable donations and employee support in 1Q22 (UAH 216.5mn), in 2Q22 (UAH 148.9mn), in 3Q22 (UAH 279.0mn) and in 4Q22 (UAH 229.5mn) 2. Sum of monthly active users of the app and of the web version of the platform Helsi MAU2 1.8mn (acquired in 3Q22)

43 43 EBITDA1 (PKR Billion) PAKISTAN 1. One-off reversal positively impacting revenue (PKR 6.6 billion) and EBITDA (PKR 20.2 billion) in 4Q22 2. Includes users who are active in more than one application +22.2% YoY REVENUE1 (PKR Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES JazzCash MAU Entertainment apps MAU2 14.7mn (-9.0% YoY) 8.0mn (+58.4% YoY) 28.1 29.7 26.5 49.8 31.5 36.7 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 60.1 63.5 64.2 73.9 69.7 77.6 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 36.7 38.2 40.6 41.3 43.1 42.4 49% 51% 54% 56% 58% 59% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 13.4mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care app MAU 12.3mn (+11.5% YoY) INFRASTRUCTURE 14.4k (+7.0% YoY) ARPU66.0% PKR 323 (+27.4% YoY) 5.9Gb (+8.4% YoY) Total mobile subscribers # of sites 15.5k 71.2mn +23.4% YoY Multiplay customers (B2C), MAU

44 44 EBITDA2 (KZT Billion) KAZAKHSTAN 1. One-offs negatively impacting revenue: accounting adjustment for revenue recognition of bundles (KZT 3.0 billion) in 4Q22; prior period adjustments (KZT 0.9 billion in 2Q23) 2. One-offs impacting EBITDA: tax incentive for radio frequencies positively in 4Q21 (KZT 0.6 billion), extraordinary charitable donations negatively in 1Q22 (KZT 2.0 billion) that were reclassified below EBITDA in 2Q22 3. Includes users of more than one product +19.4% YoY +19.8% YoY REVENUE1 (KZT Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES 6.7 7.1 7.2 7.2 7.3 7.7 67% 69% 69% 68% 69% 71% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 64.4 70.7 78.7 79.2 79.4 84.5 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 30.2 40.2 38.3 41.7 46.8 30.2 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 BeeTV MAU 748k (+24.7% YoY) FinTech MAU3 2.6mn (+61.6% YoY) 3.5mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care app MAU 4.0mn (+22.8% YoY) INFRASTRUCTURE 7.5k (+16.0% YoY) ARPU 88.3% (+4.1p.p. YoY) KZT 2,030 (+15.5% YoY) 16.8Gb (+15.0% YoY) Total mobile subscribers # of sites 7.5k 10.8mn Big Data & AdTech Revenue Growth 2.6x YoY Multiplay customers (B2C), MAU

45 45 BANGLADESH +17.1% YoY +17.9% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES Toffee TV MAU 9.0mn (+31.9% YoY) 12.4 13.2 13.8 14.4 14.6 15.4 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 4.7 4.9 5.1 4.7 5.3 5.8 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 12.5 13.5 15.0 16.1 17.4 18.1 35% 37% 40% 43% 45% 46% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 4.8mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care app MAU 6.9mn (+63.2% YoY) INFRASTRUCTURE 14.6k (+15.7% YoY) ARPU 83.4% (+6.0p.p. YoY) BDT 130 (+8.9% YoY) 5.5Gb (+20.3% YoY) Total mobile subscribers # of sites 14.6k 39.1mn Multiplay customers (B2C), MAU

46 46 EBITDA2 (UZS Billion) UZBEKISTAN 1. One-off positively impacting total revenue: reversal of excise tax provision in 3Q22 (UZS 6.6 billion) 2. One-offs impacting EBITDA: tax provision reversals in 2Q22 (UZS 222 billion), in 3Q22 (UZS 6.6 billion), in 3Q22 (UZS 25.6 billion); an extraordinary regulatory project in 2Q23 (UZS 17.0 billion) 3. Includes users who are active in more than one application REVENUE1 (UZS Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES 4.7 4.8 4.8 5.5 5.7 6.0 62% 62% 62% 66% 68% 69% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 580.8 620.0 664.7 709.7 719.9 749.5 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 Beepul MAU 268k (+3.1% YoY) 2.6mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care app MAU 3.0mn (+22.5% YoY) INFRASTRUCTURE 3.9k (+13.1% YoY) ARPU 78.0% (+11.0p.p. YoY) UZS 29,013 (+9.0% YoY) 9.3Gb (+36.6% YoY) Total mobile subscribers # of sites 4.2k 8.6mn 292.0 502.0 302.8 274.7 320.3 311.9 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 -37.9% YoY Entertainment apps MAU3 984k (-14.8% YoY) +20.9% YoY Multiplay customers (B2C), MAU

47 47 RECONCILIATION TABLES Extract from VEON Ltd.’s 2Q23 earnings release RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES - 2Q23 COMPARED TO 2Q22 - 1H23 COMPARED TO 1H22 Local currency Forex and Other Reported Local currency Forex and Other Reported Ukraine 16.8% (23.4%) (6.5%) 11.6% (22.3%) (10.7%) Pakistan 22.2% (38.8%) (16.6%) 23.4% (39.1%) (15.8%) Kazakhstan 19.4% (1.7%) 17.8% 19.8% (1.8%) 18.0% Bangladesh 17.1% (20.2%) (3.0%) 17.9% (20.3%) (2.4%) Uzbekistan 20.9% (3.3%) 17.5% (37.9%) (2.2%) (40.0%) Total 19.6% (23.9%) (4.3%) 13.8% (24.1%) (10.3%) Total Revenue EBITDA Local currency Forex and Other Reported Local currency Forex and Other Reported Pakistan 11.2% (23.4%) (12.1%) 6.2% (22.3%) (16.2%) Ukraine 19.2% (37.7%) (18.5%) 17.8% (37.4%) (19.5%) Bangladesh 21.2% (0.8%) 20.4% 27.7% (0.6%) 27.1% Kazakhstan 17.4% (21.0%) (3.6%) 14.9% (20.6%) (5.7%) Uzbekistan 22.4% (3.7%) 18.7% (20.4%) (2.6%) (23.0%) Total 17.5% (24.0%) (6.5%) 12.6% (24.5%) (11.9%) Total Revenue EBITDA

48 48 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include data revenue, revenues from mobile financial services and from digital entertainment. Digital services monthly active users (“MAUs”) is a gross total of monthly active users of all digital products and services offered by an entity or by VEON Group and includes MAUs who are active in more than one application Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business was, in line with the IFRS 5 requirements, a discontinued operation, and was accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for the prior year, and from the balance sheet perspective, it was measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation resulted in a gain/loss, which was accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as discontinued operations. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to first six months of 2022 results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021 and sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5